UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

EMULEX CORPORATION

(Name of Subject Company)

EMULEX CORPORATION

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

292475209

(CUSIP Number of Class of Securities)

Marilyn Sonnie

Acting General Counsel

Emulex Corporation

3333 Susan Street

Costa Mesa, California 92626

(714) 662-5600

With copies to:

Robert Profusek

Jones Day

222 E. 41st Street

New York, New York 20017

(212) 326-3939

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The information set forth under Items 8.01 and 9.01 of the Current Report on Form 8-K filed by Emulex Corporation on February 25, 2015(including all exhibits attached thereto) is incorporated herein by reference.

This Schedule 14D-9 filing also consists of the following documents relating to the proposed acquisition of Emulex Corporation (the Company) by Avago Technologies Limited (Avago): (i) a letter to Employees from the Chief Executive Officer of the Company, (ii) a letter to Employees from the Chief Executive Officer of Avago, (iii) Employee All Hands Presentation, and (vii) frequently asked questions for Company employees.

SUBJECT: Emulex to be Acquired by Avago

February 25, 2015

Hello Team,

This afternoon we announced a definitive agreement under which Avago Technologies will acquire Emulex in an all-cash transaction for $8 per share of Emulex stock which is a 26% premium over Wednesday’s close.

I am truly excited about the opportunities this agreement opens up for us. It is an important next step to continued leadership in our business segments and vital to our ability to remain competitive well into the future. The Emulex Board of Directors, the executive team and I believe this combination is in the best interests of our stockholders, customers and employees. The acquisition by Avago will enable us to enhance our engineering resources and enjoy the benefit of industry leading IP, optics, and ASIC processes to meet a growing and diversifying set of market requirements.

With this acquisition, we now have the opportunity to further grow our capabilities and reach by joining forces with Avago. Avago has continued to invest in research and development with its prior acquisitions, such as PLX and LSI’s RAID controller business. While there will be some folks impacted by this transaction when it closes, as occurs in any merger, Avago has shown a propensity to support people through these transitions.

The agreement is subject to antitrust approvals in various jurisdictions, customary closing conditions and Emulex stockholder acceptance. The two companies will operate as separate entities until the closing, which is expected to occur sometime before the end of October 2015.

After the acquisition, Avago CEO Hock Tan will lead the combined company and I will work closely with him to ensure a seamless integration. You will be receiving meeting notices to all hands sessions where we will discuss this announcement.

I know you will have many questions about what the future will hold, but given the growth and success Avago has had, I am certain we will see expanded opportunities going forward. For now we are still an independent company and it is important that we all remain focused on the work at hand to ensure that we continue to meet our commitments to our customers and each other. I look forward to sharing more at one of the upcoming all hands.

Regards,

Jeff

Cautions Regarding Forward-Looking Statements

This announcement contains forward-looking statements. Forward-looking statements may be typically identified by such words as “may,” “will,” “could,” “should,” “expect,” “anticipate,” “plan,” “likely,” “believe,” “estimate,” “project,” “intend,” and other similar expressions among others. These forward-looking statements are subject to known and unknown risks and uncertainties that could cause our actual results to differ materially from the expectations expressed in the forward-looking statements. Although Avago Technologies Limited (“Avago”) and Emulex Corporation (“Emulex”) believe that the expectations reflected in the forward-looking statements are reasonable, any or all of such forward-looking statements may prove to be incorrect. Consequently, no forward-looking statements may be guaranteed and there can be no assurance that the actual results or developments anticipated by such forward looking statements will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Avago, Emulex or their respective businesses or operations.

Factors which could cause actual results to differ from those projected or contemplated in any such forward-looking statements include, but are not limited to, the following factors: (1) the risk that the conditions to the closing of the transaction are not satisfied, including the risk that Avago may not receive a sufficient number of shares tendered from Emulex stockholders to complete the tender offer; (2) litigation relating to the transaction; (3) uncertainties as to the timing of the consummation of the transaction and the ability of each of Emulex and Avago to consummate the transaction; (4) risks that the proposed transaction disrupts the current plans and operations of Emulex or Avago; (5) the ability of Emulex to retain and hire key personnel; (6) competitive responses to the proposed transaction; (7) unexpected costs, charges or expenses resulting from the transaction; (8) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (9) Avago’s ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating Emulex with Avago’s existing businesses; and (10) legislative, regulatory and economic developments. The foregoing review of important factors that could cause actual events to differ from expectations should not be construed as exhaustive and should be read in conjunction with statements that are included herein and elsewhere, including the risk factors included in Emulex’s and Avago’s most recent Quarterly Report on Form 10-Q and Annual Report on Form 10-K, respectively, and Emulex’s and Avago’s more recent reports filed with the SEC. Emulex and Avago can give no assurance that the conditions to the transaction will be satisfied. Neither Emulex nor Avago undertakes any intent or obligation to publicly update or revise any of these forward looking statements, whether as a result of new information, future events or otherwise, except as required by law. Emulex is responsible for information in this press release concerning Emulex and Avago is responsible for information in this press release concerning Avago.

Additional Information about the Transaction and Where to Find It

The tender offer described herein has not yet commenced. This press release is for informational purposes only and shall not constitute an offer to purchase or the solicitation of an offer to sell any shares of the common stock of Emulex or any other securities. Any offer will only be made pursuant to a tender offer statement on Schedule TO, which will contain an offer to purchase, form of letter of transmittal and other documents relating to the tender offer (collectively, the “Tender Offer Materials”), each to be filed with the U.S. Securities and Exchange Commission (the “SEC”) by Avago, Avago

Technologies Wireless (U.S.A.) Manufacturing Inc. and Emerald Merger Sub, Inc. In addition, Emulex will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. Avago and Emulex expect to mail the Tender Offer Materials, as well as the Schedule 14D-9, to Emulex stockholders. Investors and security holders are urged to carefully read these documents, as well as any other documents relating to the tender offer or related transactions that are filed with the SEC, when they become available, as they may be amended from time to time, because these documents will contain important information relating to the tender offer and related transactions. Investors and security holders may obtain a free copy of these documents after they have been filed with the SEC, and other annual, quarterly and special reports and other information filed with the SEC by Avago or Emulex, at the SEC’s website at www.sec.gov. In addition, such materials will be available for free from Avago or Emulex by directing any requests to investor relations at Avago or Emulex at the applicable phone number or email address below.

A description of certain interests of the directors and executive officers of Emulex is set forth in Emulex’s Form 10-K/A, Amendment No. 1, in Part III thereof, which was filed with the SEC on October 27, 2014. A description of certain interests of the directors and executive officers of Avago is set forth in Avago’s proxy statement for its 2015 annual meeting, which was filed with the SEC on February 20, 2015. To the extent holdings of either company’s securities by their respective directors and certain officers have subsequently changed, such changes have been reflected on Forms 4 filed with the SEC.

SUBJECT: Avago and Emulex

February 25, 2015

Dear Emulex Employees,

As you have heard from Jeff, today Avago and Emulex announced the exciting news that Avago will acquire Emulex. This combination will benefit the employees, customers and stockholders of both companies. Emulex brings an important set of products and skills to Avago that will allow us, together, to address a broader set of market opportunities with our combined resources and capabilities.

On behalf of Avago and our worldwide employees, I am pleased to welcome you to our organization when the transaction is completed. Like Emulex, Avago prioritizes a culture built on innovation, passion, teamwork, corporate citizenship and dedication to our customers. In addition to our shared cultural values, our businesses also provide a complementary product set to a highly shared worldwide customer base.

As part of Emulex, you have achieved many important accomplishments over more than 35 years and I am quite excited by the possibilities of what we can accomplish together in the future. The employees of both Avago and Emulex will be integral to our future success and we look forward to investing in both our people and our technologies in order to drive profitable growth.

Even though we made this announcement today, we will continue to operate as separate companies until the acquisition closes, which we expect to happen sometime in the second half of Avago’s fiscal year, which ends on November 1, 2015. We look forward to introducing ourselves to you and sharing our vision for the combined company over the coming months.

Regards,

/s/ Hock Tan
Hock Tan
President and CEO, Avago

Additional Information and Where to Find It

The Offer described in this communication has not yet commenced. This communication is for informational purposes only and shall not constitute an offer to purchase or the solicitation of an offer to sell any shares of the common stock of Emulex or any other securities. Any offer will only be made pursuant to a Tender Offer Statement on Schedule TO, which will contain an offer to purchase, form of letter of transmittal and other documents relating to the tender offer (collectively, the “Offer Materials”), each to be filed with the SEC by Avago Technologies Limited, Avago Technologies Wireless (U.S.A.) Manufacturing Inc. and Emerald Merger Sub, Inc. In addition, Emulex Corporation will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the Offer. Avago Technologies and Emulex expect to mail the Offer Materials, as well as the Schedule 14D-9, to Emulex stockholders. Investors and security holders are urged to carefully read these documents, as well as any other documents relating to the Offer or the Merger that are filed with the SEC, when they become available, as they may be amended from time to time, because these documents will contain important information relating to the Offer and related transactions. Investors and security holders may obtain a free copy of these documents after they have been filed with the SEC, and other annual, quarterly and special reports and other information filed with the SEC by Avago Technologies or Emulex, at the SEC’s website at www.sec.gov. In addition, any such materials filed by Avago Technologies may be obtained for free by contacting Avago Technologies Investor Relations at (408) 435-7400 or investor.relations@avagotech.com.

Avago Technologies to Acquire Emulex

Jeff Benck

Emulex President and CEO

2015 Emulex Corporation

Safe Harbor Statement

Cautions Regarding Forward-Looking Statements

This document contains forward-looking statements. Factors which could cause actual results to differ from these forward-looking statements include, but are not limited to, the following factors: (1) the risk that the conditions to the closing of the transaction are not satisfied, including the risk that Avago may not receive sufficient number of shares tendered from our stockholders or required regulatory approvals to complete the tender offer; (2) litigation relating to the transaction; (3) uncertainties as to the timing of the consummation of the transaction and our and Avago’s ability to consummate the transaction; (4) risks that the proposed transaction disrupts the current plans and operations of us or Avago; (5) our ability to retain and hire key personnel; (6) competitive responses to the proposed transaction; (7) unexpected costs, charges or expenses resulting from the transaction; (8) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (9) Avago’s ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating our respective businesses; and (10) legislative, regulatory and economic developments. The foregoing review of important factors that could cause actual events to differ from expectations should not be construed as exhaustive and should be read in conjunction with statements that are included herein and elsewhere, including the risk factors contained in our most recent Quarterly Report on Form 10-Q and Annual Report on Form 10-K.

Additional Information about the Transaction and Where to Find It

The tender offer described herein (the “Offer”) has not yet commenced. This communication is for informational purposes only and shall not constitute an offer to purchase or the solicitation of an offer to sell any shares of the common stock of Emulex or any other securities. Any offer will only be made pursuant to a Tender Offer Statement on Schedule TO, which will contain an offer to purchase, form of letter of transmittal and other documents relating to the tender offer (collectively, the “Offer Materials”), each to be filed with the SEC by Avago Technologies Limited, Avago Technologies Wireless (U.S.A.) Manufacturing Inc. and Emerald Merger Sub, Inc. In addition, Emulex Corporation will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the Offer. Avago Technologies and Emulex expect to mail the Offer Materials, as well as the Schedule 14D-9, to Emulex stockholders. Investors and security holders are urged to carefully read these documents, as well as any other documents relating to the Offer and related transactions that are filed with the SEC, when they become available, as they may be amended from time to time, because these documents will contain important information relating to the Offer and related transactions. Investors and security holders may obtain a free copy of these documents after they have been filed with the SEC, and other annual, quarterly and special reports and other information filed with the SEC by Avago Technologies or Emulex, at the SEC’s website at www.sec.gov. In addition, such materials may be obtained from Avago Technologies or Emulex by contacting Avago Technologies Investor Relations at (408) 435-7400 or investor.relations@avagotech.com or Emulex Investor Relations at (714) 885-3693 or investor@emulex.com.

2015 Emulex Corporation

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Agenda

Announcement Overview About Avago Technologies Strategic Rationale

Why This Is the Right Transaction for Emulex Timeline and Communications Process Final Thoughts

2015 Emulex Corporation

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Announcement Overview

Avago Technologies to acquire Emulex

Offer price of $8.00 per share in cash, not contingent on financing

Offer represents a premium of 26% over the most recent close, and +55% over the 52 week low.

Emulex to operate within the storage group at Avago, becoming the company’s 12th business unit

Closing conditions and timeline:

– Acceptance of the tender offer by majority of Emulex shareholders Relevant antitrust law and other regulatory clearance

– Expected to close during second half of Avago’s fiscal year ending Nov. 1, 2015

What’s different tomorrow given this announcement?….business as usual

– Between now and closing we will continue to operate as an independent company

– It is our responsibility to customers, partners, and shareholders to remain focused on our commitments

2015 Emulex Corporation

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About Avago Technology Limited

Co-Headquarters

– Singapore and San Jose

Revenues

– $4.3B Fiscal 2014 ending Oct

NASDAQ: AVGO

– Share Price $112 Storage

– Market Cap ~$29B 29%

Major Product Lines

– Wireless Communications

– Wired Infrastructure

– Enterprise Storage

– Industrial Components

Employees

– 8,400 as of Nov. 1, 2014 Wireless

Industrial

9%

Storage Wireless

29% 40%

Wired

22%

Wireless Wired Storage Industrial

Revenue by Segment for Avago in Fiscal Q4 ending Nov. 2014

2015 Emulex Corporation

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Growth Driver’s in Avago’s End Markets

Source: Avago company overview, Dec. 2014

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Strategic Drivers of the Avago Offer for Emulex

Common Business Drivers

– Data Center Bandwidth Growth Cloud and Enterprise Storage

– Big Data and Analytics (Workloads)

– China Growth Opportunity

– Telco and Service Provider Focus

Investing in Networks & Storage

– Acquired LSI and PLX to grow Enterprise and Cloud Storage

– Continues to Expand R&D with LSI RAID, SAS and SSD

Emulex is the Next Strategic Step

– Our margin profile is immediately accretive

– Expands server / storage footprint with high value I/O offerings

– Together, we are positioned to enable next-gen architectures

2015 Emulex Corporation

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Why has Emulex Agreed to the Avago Purchase?

Stockholders

– We believe this combination represents the most attractive outcome for stockholders

Strategic Alignment

– Enterprise storage is a key strategic growth initiative for Avago

– Extends Avago’s footprint in server & storage connectivity via Fibre Channel and Ethernet

– Emulex and Avago have enjoyed a long-standing strategic relationship going back to LSI

Industry Dynamics

– Avago is a leader in enterprise and cloud storage (SAS, RAID, switching)

– Emulex delivers differentiated server to storage connectivity solutions

– Represents a compelling alternative in a rapidly evolving and increasingly competitive industry

Customers

– Extends footprint within a common set of OEM customers

– Increases customer confidence being part of a multi-billion, diversified organization

Speed, Efficiency and Scale

– Streamlined processes and manufacturing can improve TTM and differentiation

– Scale improves supply chain efficiencies

– Potential for select vertical integration

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Timeline & Communications Process

Current Tender Offer plan

– Offering period starts when Avago files Schedule TO in ~2-3 weeks

– Offering period ends when majority tender shares AND all regulatory conditions are satisfied

– Shares not tendered in the offer will be converted into $8.00 in cash after transaction closes

Stay tuned for additional details and updates

– We will share updates as soon as possible

– Look for FAQ’s and other relevant information on Emuweb

In the event of questions from people outside of Emulex

– ECD Customers refer to Jeff Hoogenboom, ext. 53443

– NVP Customers refer Ali Hedayati, ext. 53697

– Investor Community refer to Paul Mansky, ext. 52888

– Press refer to Katherine Lane, ext. 53828

Please remember, we are ALL under tight legal restrictions on what we can say

– Effective today, we are in a quiet period

– Avoid discussing or speculating on the effects of today’s announcement when communicating with customers, partners, and others

– Be thoughtful with email and avoid commenting in social media, including Chatter

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Final Points

This combination drives new opportunities

– Creates a leading supplier of solutions enabling the server and storage infrastructure of today and tomorrow

– Extends footprint in common OEM customer base while enhancing ability to participate in emerging sectors

– Benefits stockholders, employees and customers

Stay Focused on our Plan…We are Two Independent Companies

– Avago and Emulex have signed an agreement to merge

– Until that is effective, it is business as usual

– Be mindful of communications via all medium and refrain from public speculation

Watch for Updates

– Direct communications from Emulex management

– FAQ and other resources via Emuweb

– SEC filings at www.sec.gov

This Is the Beginning of a New Exciting Opportunity for Us!

2015 Emulex Corporation

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EMULEX

Connect manage monitor

FREQUENTLY ASKED QUESTIONS

Feb. 25, 2015

GENERAL

Q1.	What was announced today? What are the terms of the deal?

Avago and Emulex entered into a definitive agreement for Avago to buy Emulex for $8.00 per share, or approximately $618 million, in an all-cash tender offer. The boards of both companies have unanimously approved the transaction which is subject to customary closing conditions. This includes the tender into the offer by Emulex stockholders of shares representing at least a majority of the outstanding shares of Emulex common stock on a fully diluted basis and the receipt of relevant antitrust law and other regulatory clearance.

Subject to these conditions, we expect the acquisition to close sometime during the second half of Avago’s fiscal year ending November 1, 2015.

Q2.	What can you tell me about Avago?

Avago is co-headquartered in San Jose, California and Singapore, with most of its executive team based in San Jose. The company is publicly listed in the U.S. (NASDAQ: AVGO) and is currently the 9th largest semiconductor company worldwide by revenue, excluding Memory companies. As of Nov. 1, 2014, Avago had approximately 8,400 total employees.

Avago has a 50+ year history of innovation dating back to its origins within Hewlett-Packard and acquired LSI Corp. in 2014. The company is a leading designer, developer and global supplier of a broad range of analog semiconductor devices with a focus on III-V based products and complex digital and mixed signal CMOS based devices. Avago has assembled a large team of analog, digital, and mixed signal design engineers focused on highly-strategic opportunities in target markets that leverage the company’s extensive portfolio of IP, and integrate multiple technologies and create component solutions that target growth opportunities.

Avago’s product portfolio is extensive and includes thousands of products in four primary target markets: wireless communications, enterprise storage, wired infrastructure, and industrial & other.

Q3.	Who is Avago’s CEO?

Hock E. Tan has served as Avago’s President and Chief Executive Officer (CEO) since March 2006. From September 2005 to January 2008, he served as chairman of the board of Integrated Device Technology, Inc., or IDT. Prior to becoming chairman of IDT, Mr. Tan was the President and Chief Executive Officer of Integrated Circuit Systems, Inc., or ICS, from June 1999 to September 2005 when it merged with IDT. Prior to ICS, Mr. Tan was Vice President of Finance with Commodore International, Ltd. from 1992 to 1994, and previously held senior management positions with PepsiCo, Inc. and General Motors Corporation. Mr. Tan served as managing director of Pacven Investment, Ltd., a venture capital fund in Singapore from 1988 to 1992, and served as managing director for Hume Industries Ltd. in Malaysia from 1983 to 1988.

Q4.	Why are Emulex and Avago entering into this agreement?

Emulex will become part of a stronger, highly competitive company focused on innovation and leadership in both current and next-generation server-storage architectures. The combination of our core Fibre Channel and Ethernet products with Avago’s Server Storage Connectivity and Fiber Optic products create one of the industry’s broadest portfolios of leading Enterprise Storage solutions.

GENERAL (continued)

Q5.	It seemed like Emulex has been performing well recently. Why are we selling the company now?

While we remain well positioned in our traditional businesses and with key customers, and are confident in our ability to deliver differentiated solutions, the industry is evolving and competition is expected to intensify. This agreement will yield benefits through increased scale and greater depth across our businesses. The combined company will also have greater relevance at key customers due to a broader and deeper portfolio of standard and custom products.

Q6.	What can we expect in the interim?

Between now and closing of the transaction, we will continue to operate as an independent company and it will be business as usual at Emulex. As always, we appreciate your efforts and will rely on you to stay focused on your jobs and to continue serving our customers.

Q7.	What should I do if I receive questions from the financial community or media?

Please direct all inquiries to the appropriate individual listed below.

Financial Community / Investors: Paul Mansky at 714-885-2888 or paul.mansky@Emulex.com

Press / Media: Katherine Lane at 714-885-3828 or katherine.lane@Emulex.com

Q8.	What can I communicate to customers, suppliers and partners?

All communications are being coordinated through the appropriate business leaders.

ECD customers: Jeff Hoogenboom at 714-885-3443 or jeff.hoogenboom@emulex.com

NVP customers: Ali Hedayati at 714-885-3697 or ali.hedayati@emulex.com

Suppliers: Perry Mulligan at 714-885-3549 or perry.mulligan@emulex.com

Any exception to this should be discussed with your manager and approved by the individual(s) identified as responsible for communications to the respective parties as detailed above.

ORANIZATION STRUCTURE

Q9.	How will engineering, sales, marketing, operations and other functions be integrated into Avago? Will the organization structure change?

Until closing, there are no expected changes to Emulex’s organizational structure. Upon close of the transaction, we understand that Emulex will operate as a business unit within the storage group of Avago, reporting directly to Avago’s CEO, Hock Tan.

Q10.	Will the Emulex executive team be part of the combined company after the closing?

It is premature to know management composition or organization of the leadership team post-close.

Q11.	What will happen to Emulex facilities around the world?

Emulex and Avago share certain geographic locations. Upon closing of the transactions, Avago will communicate plans for any site consolidations or related matters.

COMPENSATION & BENEFITS

Q12.	What will happen to my existing Emulex RSUs and stock options? When can I sell my RSUs or exercise my stock options?

Between now and closing, any shares you received from the vesting of RSUs or PSUs or that you purchased under the ESPP can be sold and you can exercise any vested stock options unless you are subject to one of the blackouts, like our earnings blackout, contained in our insider trading policy. RSUs, CSUs, PSUs, PCUs and stock options will continue to vest in accordance with their original vesting schedules and the transaction closing will not change the applicable vesting schedules.

On the date the transaction closes, Emulex unvested RSUs and unvested stock options will be converted into RSUs and stock options entitling the holder to Avago shares, rather than Emulex stock. The number of shares and any applicable exercise prices will be adjusted based on the trading prices of Avago’s shares during a short period prior to closing compared to the $8.00 per share Emulex deal price and will vest on the same terms as the original grant.

Any unvested CSUs, PSUs and PCUs will be converted into a cash-settled unit at $8.00 for each share of Emulex stock underlying your CSU, PSU or PCU which will vest and otherwise be subject to the same terms as the original grant.

Any vested stock options, RSUs, CSUs, PSUs and PCUs you hold for which you have not received a release of Emulex shares will be cashed out and canceled on the date the transaction closes and you will be paid cash after the closing for each vested stock option in an amount equal to the difference between $8.00 and the exercise price of the stock option, multiplied by the number of shares of Emulex stock for which the option was exercisable. For each vested RSU, CSU, PSU and PCU, you will receive an amount equal to $8.00 multiplied by the number of shares of Emulex stock underlying your RSU, CSU, PSU or PCU.

All options with an exercise price above $8.00 will be cancelled at closing with no payment, whether or not they are vested.

Q13.	What happens to my investment in ESPP?

We will continue the current ESPP offering period which is scheduled to end on April 27, 2015. Should the announced transaction close before this time, there will be pro-rata adjustments as necessary to reflect the shortened offering period and the offering period will be treated as a fully effective and completed as of the date of close. Pricing of the underlying shares will continue to be based upon the previously established discount applied to the lower of the share price at the beginning or end of the plan period. After the current offering period ends, there will be no subsequent ESPP offerings even if the transaction has not yet closed. As with all remaining shares outstanding, ESPP shares will be cashed out at $8.00 at the closing of the transaction.

Q14.	What happens to compensation and benefits for Emulex employees?

Avago has agreed to maintain compensation and benefits for Emulex employees that are in the aggregate comparable to similarly situated Avago employees for a period of one year after closing. Avago will provide further information as we get closer to the closing date.

Q15.	How can I learn more about Avago’s benefits programs?

Avago will provide you with information about its benefit programs and the transition to its benefit programs at an appropriate time as we get closer to the closing date.

Q16.	Will Avago recognize my years of service with Emulex?

Once Emulex employees transition to the Avago benefit plans, Avago will recognize years of service under its applicable programs that provide benefits based on service.

COMPENSATION & BENEFITS (continued)

Q17.	The price to be paid for Emulex stock in the transaction is $8.00 per share. Why is Emulex currently trading at a lower price?

Emulex’s current stock price takes into account a number of market factors, including investors’ expectations of the likelihood and amount of time it will take to close the transaction.

EMPLOYEE IMPACT

Q18.	What does this mean for year-end planning and review cycles? Will there be opportunities for promotions and merit-based raises?

We expect to continue to operate in the ordinary course of business, so there may continue to be opportunities for raises and promotions and bonuses. No decision has been made as to the year-end process at this time.

Q19.	Will there be any layoffs as a result of the agreement?

Prior to closing, Emulex will continue to conduct business as usual subject to agreed-upon operating covenants within the merger agreement. Upon closing, Avago will communicate plans on how they want to operate the business, which we expect to be added as a new business unit within the company’s storage group. As a new business for the company, we expect that Avago will value many of our employee’s unique skills and capabilities.

Q20.	Where can I get more information?

Jeff Benck will hold an all-employee webcast to discuss the transaction and address common employee concerns. His presentation materials and other information, as available, will be posted to Emuweb along with points of contact to address specific questions. Further detail specific to the proposed transaction can be found in the Avago offer to purchase filed under Schedule TO and Emulex’s Recommendation Statement on Schedule 14D-9, both of which will be available on the SEC’s website at www.sec.gov after they are filed.

Forward Looking Statements

This communication may contain forward-looking statements. Forward-looking statements may be typically identified by such words as “may,” “will,” “should,” “expect,” “anticipate,” “plan,” “likely,” “believe,” “estimate,” “project,” “intend,” and other similar expressions among others. These forward-looking statements are subject to known and unknown risks and uncertainties that could cause our actual results to differ materially from the expectations expressed in the forward-looking statements. Although Emulex Corporation (“Emulex”) believes that the expectations reflected in the forward-looking statements are reasonable, any or all of such forward-looking statements may prove to be incorrect. Consequently, no forward-looking statements may be guaranteed and there can be no assurance that the actual results or developments anticipated by such forward looking statements will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Avago, Emulex or their respective business or operations. Factors which could cause actual results to differ from those projected or contemplated in any such forward-looking statements include, but are not limited to, the following factors: (1) the risk that the conditions to the closing of the merger are not satisfied (including a failure of the stockholders of Emulex to tender at least a majority of Emulex’s shares in the tender offer and the risk that regulatory approval required for the merger is not obtained, on a timely basis or otherwise, or is obtained subject to conditions that are not anticipated); (2) litigation relating to the merger; (3) uncertainties as to the timing of the consummation of the merger and the ability of each of Emulex and Avago to consummate the merger; (4) risks that the proposed transaction disrupts the current plans and operations of Emulex or Avago; (5) the ability of Emulex to retain and hire key personnel; (6) competitive responses to the proposed merger; (7) unexpected costs, charges or expenses resulting from the merger; (8) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger; and (9) legislative, regulatory and economic developments. The foregoing review of important factors that could cause actual events to differ from expectations should not be construed as exhaustive and should be read in conjunction with statements that are included herein and elsewhere, including the risk factors included in our most recent Annual Reports on Form 10-K and more recent reports filed with the SEC. Emulex can give no assurance that the conditions to the Merger will be satisfied. Except as required by applicable law, Emulex does not undertake any obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It; Participants in Solicitation

The tender offer described herein has not yet commenced. This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Any offer will only be made through tender offer statement on Schedule TO, an offer to purchase, form of letter of transmittal and other documents relating to the tender offer to be filed with the SEC by Avago. In addition, we will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. Any solicitation of offers to buy our common shares will only be made pursuant to the Tender Offer Materials. Investors and security holders are urged to carefully read these documents. Investors and security holders may obtain a free copy of these documents after they have been filed with the SEC at the SEC’s website at www.sec.gov.

A description of certain interests of our directors and executive officers is set forth in our Form 10-K/A, Amendment No. 1, in Part III thereof, which was filed with the SEC on April 29, 2014. To the extent holdings of our securities by our directors and officers have subsequently changed, such changes have been reflected on Forms 4 filed with the SEC.